Exhibit (d)(13)

Amended Exhibit A
(Effective as of March 1, 2022)

Name of Fund	Expense Ratio Reduction Amount (% of average net assets)	Original Effective Date	Expense Reduction Term

Amplify Seymour Cannabis ETF	1	March 1, 2020	March 1, 2023

1	Such amount that limits the Expense Ratio to not more than 0.75% of the daily net assets of the Fund.